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Washington, DC

March 25, 2011

Jay Ingram, Legal Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
USA

Re:     Mission NewEnergy Limited
           Registration Statement on Form F-1
           File No. 333-170471

Dear Mr. Ingram:

On behalf of Mission NewEnergy Limited (the “Company”), we enclose responses to the comments of the staff of the Securities and Exchange Commission (the "Commission") set forth in your letter dated March 22, 2011 (the “Comment Letter”). On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt response.

The Company has responded to the Staff's comments either by revising the Company’s registration statement on Form F−1 to comply with the comment, providing an explanation if the Company has not so revised the registration statement or providing supplemental information as requested.

Set forth below are the Company's responses to the comments contained in the Comment Letter. The comments are retyped below for your ease of reference. We have included page numbers to refer to the location of the revised registration statement where the language addressing a particular comment appears.

In addition, we enclose five courtesy copies of Amendment No. 5 to the registration statement in connection with the proposed offering of ordinary shares of the Company. Amendment No. 5 has been filed today with the Commission via EDGAR. For your ease of reference, the courtesy copies have been marked to show changes to Amendment No. 4 to the registration statement filed with the Commission on March 16, 2011.

Baker & McKenzie, an Australian Partnership comprising Australian and Australian registered foreign lawyers, is a member of Baker & McKenzie International, a Swiss Verein

General

1.	Please file the legality opinion as Exhibit 5.1 with your next amendment.

We have filed our legal opinion as Exhibit 5.1 to Amendment No. 5.

Comparison of Results of Operations, page 48

2.
We have read your response to comment two in our later dated March 11, 2011 and your revised disclosure on page 49. Please revise your filing to quantify the specific change in estimates and assumptions (i.e. change in growth rate, cash flow estimate, periods over which cash received, etc.) that management made at December 31, 2010 in calculating the $1.9 million fixed asset impairment charge. For example, if you changed your future cash flow estimate then your disclosure, at a minimum, would identify and quantify the assumptions that you changed. Refer to Section 501.14 of the Financial Codification for guidance.

The disclosure has been revised in response to the Staff's comment.  See pages 49-50.

*          *          *          *          *

Please feel free to contact the undersigned at the number or email address below with any comments or questions you may have regarding this letter.

Yours sincerely,

/s/ Andrew Reilly

Andrew Reilly
Partner
+61 2 8922 5436
andrew.reilly@bakermckenzie.com

Enclosures

cc:
Erin Jaskot, Staff Attorney
Tracey McKoy, Staff Accountant
Al Pavot, Staff Accountant
(Securities and Exchange Commission)

Nathan Mahalingam, Chief Executive Officer
Guy Burnett, Chief Financial Officer
(Mission NewEnergy Limited)

Yvan-Claude Pierre, Partner
(DLA Piper LLP (US))

Carina Becker, Associate Director
(Grant Thornton Audit Pty Ltd)